UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

For the fiscal year ended December 31, 2006

Commission file number 000-49747

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Security Group, Inc.
531 Broad Street
Chattanooga, Tennessee 37402

First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Net Assets Held for Investment Purposes at End of Year and Reportable (5%) Transactions, as of and for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Decosimo and Company, PLLC

JOSEPH DECOSIMO AND COMPANY, PLLC

Chattanooga, Tennessee
October 12, 2007

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	December 31, 2006			December 31, 2005		
	Allocated	Unallocated	**Total**	Allocated	Unallocated	**Total**
ASSETS						
Investment in First Security Group, Inc. common stock, at fair value	$ 548,217	$ 5,216,783	**$ 5,765,000**	$ -	$ 253,240	**$ 253,240**
Pooled separate accounts	5,523,147	-	**5,523,147**	4,557,841	-	**4,557,841**
Investment contract with insurance company	485,217	-	**485,217**	326,440	-	**326,440**
Employer contribution receivable	-	-	-	-	63	**63**
Total assets	6,556,581	5,216,783	**11,773,364**	4,884,281	253,303	**5,137,584**
LIABILITIES						
Interest payable	-	-	-	-	63	**63**
Excess contributions payable	30,956	-	**30,956**	30,992	-	**30,992**
Note payable	-	4,954,944	**4,954,944**	-	252,409	**252,409**
Total liabilities	30,956	4,954,944	**4,985,900**	30,992	252,472	**283,464**
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,525,625	$ 261,839	**$ 6,787,464**	$ 4,853,289	$ 831	**$ 4,854,120**

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006

	December 31, 2006		
	Allocated	Unallocated	Total
ADDITIONS			
Investment income			
Net appreciation in fair value of investments	$ 429,044	$ 202,029	$ 631,073
Dividends on common stock	-	43,994	43,994
Interest	12,706	-	12,706
Allocation of 47,547 shares, at fair market value	548,217	-	548,217
	989,967	246,023	1,235,990
Contributions			
Employer	165,055	774,209	939,264
Participants	979,567	-	979,567
Rollover	11,115	-	11,115
	1,155,737	774,209	1,929,946
Total additions	2,145,704	1,020,232	3,165,936
DEDUCTIONS			
Benefits paid to participants	473,368	-	473,368
Interest expense	-	211,007	211,007
Allocation of 47,547 shares, at fair market value	-	548,217	548,217
Total deductions	473,368	759,224	1,232,592
NET INCREASE	1,672,336	261,008	1,933,344
NET ASSETS AVAILABLE FOR BENEFITS			
Beginning of year	4,853,289	831	4,854,120
End of year	$ 6,525,625	$ 261,839	$ 6,787,464

The accompanying notes are an integral part of the financial statements.

First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 1 – PLAN DESCRIPTION

The following description of the First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan documents.

General
The Plan, as amended, is a defined contribution plan covering all employees of First Security Group, Inc. (the Company) who have completed 90 days of service and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA) and designed to comply with all regulations of the Internal Revenue Service. The Plan is administered by the Company.

Within the Plan, there are two parts, the Employee Stock Ownership Plan (ESOP) and the 401(k) Plan (401(k)). Unless specified, the following information applies to both parts of the Plan.

The ESOP operates as a leveraged employee stock ownership plan. The ESOP purchased common stock of the Company with the proceeds of a note payable from the Company. The note is collateralized by the unallocated shares of stock and is guaranteed by the Company. The Company has no rights against shares once they are allocated. Accordingly, the financial statements of the Plan separately present the assets and liabilities and changes therein for allocated and unallocated shares.

Contributions
401(k) - Each year, participants may contribute up to 75 percent of pretax annual compensation, not to exceed the annual limitations set by the IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds as investment options for participants. The Company contributes 25 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

ESOP – The Plan purchased common stock of the Company with the proceeds of a note payable. The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's earnings, are equal to the amount necessary to enable the Plan to make the scheduled payments of principal and interest due on the note. Discretionary contributions can be made at the option of the Company's Board of Directors.

Participant Accounts
401(k) - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

ESOP – Each participant's account is allocated shares as loan payments are made on the last day of each Plan year. The aggregate number of shares allocated is determined by multiplying the number of unallocated shares on the last day of the Plan year by the proportion of the total principal and interest payments made on the loan in the Plan year to the total current and future principal and interest payments for the loan as defined by the Plan document and loan document. As of December 31, 2006, 47,547 shares were allocated to participant accounts.

Stock dividends on allocated shares are credited to participant's accounts. Stock and cash dividends on unallocated shares are used to repay the loan. Cash dividends on allocated shares are used to repay the loan. Payment of cash dividends on allocated shares causes an additional allocation of shares to participants for not less than the value of the cash dividend. More complete information regarding the allocation of shares to individual participant accounts may be found in the Plan document.

Forfeitures
Forfeited balances of terminated participant's non-vested accounts may be used to reduce expenses related to the administration of the Plan or to reduce Company contributions to the Plan. As of December 31, 2006 and 2005, forfeited nonvested accounts totaled $9,913 and $6,847, respectively. During 2006 and 2005, the Company did not use these balances to reduce Company contributions to the Plan.

Vesting
Participants are vested immediately in their 401(k) contributions plus actual earnings thereon. A participant is fully vested in all contributions plus actual earnings theron upon reaching age 65, upon death, or upon permanent disability. As of December 31, 2006, vesting in Company contributions and earnings thereon, except under the conditions described above, was based on the following schedule, including participant accounts in the ESOP:

Full Years Of Employment	Vested Percentage
Less than 1	0%
1	33%
2	66%
3 or more	100%

Payment of Benefits
401(k) - Upon termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

ESOP – Upon termination of service due to death, disability or retirement, a participant will receive the vested portion of his or her account in whole shares of Company stock, cash or a combination of both as elected by the participant.

Diversification
ESOP – A participant, who is at least age 55 and has completed ten years of service, as defined by the Plan document, is deemed a "Qualified Participant" and is eligible to elect to diversify his or her account. The Plan must offer at least three investment options consistent with IRS regulations governing ESOP's. During the first five years after being deemed a qualified participant, a cumulative total of 25% of the participant's account can be diversified. During the sixth year, a qualified participant can diversify up to 50% of his or her account, including any amount subject to prior elections. The Plan document provides additional information on the procedures for the diversification election.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The ESOP and 401(k)'s pooled separate account investments are stated at fair value, and the general investment account is stated at contract value, which approximates fair value. As of December 31, 2006, the 401(k)'s investments consisted of a group annuity contract held by ING Life Insurance and Annuity Company. Contributions may be directed to a general investment account or to one of the several separate investment accounts. The general investment account consists of employee contributions to which interest income is credited at guaranteed rates. The pooled separate accounts are valued at market value as reported by the insurance company.

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Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in the Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation or (depreciation) in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation or (depreciation) on those investments.

Risks and Uncertainties
The Plan's investments consist of a combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the financial statements.

Payment of Benefits
Benefits are recorded when paid.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

As of December 31, 2006, the 401(k) had a group annuity contract with ING Life Insurance and Annuity Company. ING maintained the unallocated forfeitures in a separate account. The accounts are credited with earnings on the underlying investments and charged for Plan administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by the custodian.

As of December 31, 2006, the 401(k) had a general account that is a guaranteed investment contract (GIC) with ING. The contract guarantees a minimum rate of interest for the life of the contract, and may credit a higher interest rate. Withdrawals for reasons other than benefit payments may be subject to a market value adjustment and surrender charges. The account is stated at contract value on the financial statements, which approximates fair value.

NOTE 4– INVESTMENTS

Except for the investment in common stock of the Company, the Plan's investments are held by the custodian.

The fair value of the individual investments that represent 5% or more of the Plan's net assets is separately identified as follows:

	2006	2005
401(k) Pooled Separate Accounts		
ING VP Growth & Income Portfolio – Class I	$ *	$ 248,451
ING VP Money Market Portfolio – Class I	670,691	444,953
ING VP Intermediate Bond Portfolio – Class I	521,286	464,464
ING VP Index Plus LargeCap Portfolio – Class I	388,032	287,208
ING VP Growth Portfolio - Class I	386,208	384,829
ING VP Index Plus MidCap Portfolio - Class I	575,153	546,972
ING Oppenheimer Strategic Income Portfolio – Initial Class	445,763	365,573
ING Oppenheimer Global Portfolio – Initial Class	652,586	499,527
ING T. Rowe Price Diversified MidCap Growth Port – Initial Class	489,222	399,665
ING Van Kampen Equity and Income Portfolio – Initial Class	529,471	454,329
ING American Century Select Portfolio – Initial Class	*	265,324
Other Funds	864,735	196,546
	5,523,147	4,557,841
401(k) Insurance Contract		
ING Fixed Account	485,217	326,440
TOTAL 401(k) INVESTMENTS	**$ 6,008,364**	**$ 4,884,281**

* Fair value of investments did not represent 5% or more of the Plan's net assets.

During 2006, the 401(k)'s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $429,044.

ESOP – The ESOP's investments consist solely of First Security Group, Inc. common stock as follows:

	2006		2005	
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	47,547	452,453	-	26,000
Cost	$ 467,766	$ 5,094,374	$ -	$ 252,409
Fair value	$ 548,217	$ 5,216,783	$ -	$ 253,240

As of December 31, 2006, all ESOP investments were non-participant directed. The ESOP's investments appreciated in value by $202,029 during 2006.

NOTE 5– RELATED PARTY TRANSACTIONS

The Company pays all administrative fees on behalf of the Plan.

NOTE 6– NOTE PAYABLE

The ESOP entered into a $5,000,000 note with the Company on December 22, 2005. This note was amended during 2006 to allow the Plan to borrow up to $5,750,000 to purchase Company securities until December 31, 2006. The note has a term of 15 years, bears interest at 6.25% and requires quarterly payments beginning December 31, 2006. The scheduled amortization of the note for the next five years and thereafter is as follows:

Year	Note Amortization
2007*	$ 718,155
2008	275,222
2009	292,831
2010	311,566
2011	331,501
Thereafter	$ 3,025,669

* March, June and September include additional discretionary payments.

The note is secured by the stock purchased by the Plan that has not been allocated to participant accounts and is guaranteed by the Company. The Company may make discretionary profit sharing contributions to the ESOP. The ESOP contribution will first be used to repay the note. As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the note, and those shares are allocated to the ESOP accounts of participants on a quarterly or annual basis. Cash dividends on financed shares will first be used to repay the acquisition note. Cash dividends on allocated shares are payable to the participants in cash or reinvested in Company stock no later than 90 days from the end of the Plan year. Beginning December 31, 2006, the Plan started repaying the note in quarterly payments over a 15-year amortization term using the interest rate as of the last day of the Plan year.

As of December 31, 2006, the note had a balance of $4,954,944. The quarterly payment based on the note amount as of December 31, 2006, is $133,414.

NOTE 7– TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated July 27, 2001, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8- CONCENTRATION OF MARKET RISKS AND OTHER EXPOSURES

The Plan had investments in the common stock of First Security Group, Inc. of $5,765,000, approximating 49.0% of total assets and 84.9% of net assets as of December 31, 2006, and $253,240, approximating 4.9% of total assets and 5.2% of net assets as of December 31, 2005.

The investments in the common stock of First Security Group, Inc. are exposed to market risk and potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as interest rate, market and credit risks.

Due to the level of risk associated with the common stock of First Security Group, Inc. and other investments of the Plan, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 9– PLAN AMENDMENTS

The Plan was amended so that participants may elect to have compensation deferred up to the maximum percentage allowable without exceeding the limits of Code Section 401(k), 401(g), 404 and 415 and to comply with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) of 2001.

The Plan was amended to reflect the current vesting periods as presented in Note 1.

The Plan was amended to designate First State Bank, Maynardville, Tennessee, an institution acquired through a purchase, as an Affiliated Employer under the Plan, and to transfer to the Plan from the First State Bank Financial Security Plan the accounts of all current and former employees of First State Bank.

The Plan was amended to comply with the requirements of Code Section 401(a) (9) of the Internal Revenue Code.

The Plan was amended to designate Premier National Bank of Dalton, Dalton, Georgia, an institution acquired through a merger agreement, as an Affiliated Employer under the Plan, and to transfer to the Plan from the Premier National Bank of Dalton 401(k) the accounts of all current and former employees of Premier National Bank of Dalton.

The Plan was amended to designate employees of the three branches of National Bank of Commerce located in Maynardville, Tennessee, acquired through a purchase, to receive credited service for their period of employment with the Branches prior to December 5, 2003 for purposes of participating in the Plan.

Effective March 28, 2005, the Plan was amended to provide for automatic rollover of mandatory cash-out distributions with a value greater than $1,000 to an individual retirement account designated by the Plan Administrator, unless the participant provides other instructions.

Effective September 1, 2005, the Plan was amended to designate employees of Jackson Bank and Trust, acquired through a purchase, to receive credited service for their period of employment with Jackson Bank and Trust for purposes of participating in the Plan.

On December 27, 2006, the Plan was amended to allow participants to elect to invest their own contributions in Company stock in compliance with Code Section 401(a)(35). The Company will make a 100% matching contribution in Company stock to elective participant deferrals up to 6% of the participant's compensation. These matching contributions will vest immediately. This amendment satisfies the safe harbor rules in Code Section 401(k)(12) and Code Section 401(m)(11) effective beginning with the 2007 Plan Year.

On December 27, 2006, the Plan was amended for final Treasury Regulations issued under Sections 401(k) and 401(m) of the Internal Revenue Code, which are generally effective for Plan Years beginning after January 1, 2006.

Effective January 1, 2007, the Plan was amended to remove the requirement that employees must elect pre-tax contributions in increments of one percent (1%) of compensation.

Effective January 1, 2007, the Plan was amended to provide that if dividends are paid on Company Stock allocated to a participant's ESOP account and the participant does not elect to receive the dividends in cash, the dividends will be automatically reinvested in Company Stock.

NOTE 10– TRUSTEES

The Trustee of the Plan is FSGBank, N.A. The Trustee under the Plan shall have no discretionary authority or responsibility to direct the investment of assets under the Plan other than as specifically directed by the Company or participants and beneficiaries of the Plan.

NOTE 11– SUBSEQUENT EVENT

Effective March 1, 2007, the custodian and third party administrator for the Plan were changed from ING Life Insurance and Annuity Company to Federated Investors, Inc. Effective January 1, 2007, employee contributions are matched dollar for dollar in Company stock up to 6% of the employee's compensation by the Company. The Company contributions are vested immediately. This qualifies the Plan as a Safe Harbor Plan for 2007.

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SUPPLEMENTAL SCHEDULES

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Schedule H, Part IV, Line 4(i) to Form 5500

December 31, 2006

Employer Identification Number: 58-2461486 **Plan Number: 001**

Identity of Issue Borrower, Lessor or Similar Party	Description Of Investment	Cost	Current Value
Insurance Account:			
*ING Fixed Account	24,813 units	**	$ 485,217
Pooled Separate Accounts:			
*ING VP Growth & Income Portfolio – Class I	12,709 units	**	327,052
*ING VP Money Market Portfolio – Class I	41,150 units	**	670,691
*ING VP Intermediate Bond Portfolio – Class I	25,424 units	**	521,286
*ING VP Index Plus LargeCap Portfolio – Class I	16,034 units	**	388,032
*ING VP Growth Portfolio - Class I	24,373 units	**	386,208
*ING VP Index Plus MidCap Portfolio - Class I	23,651 units	**	575,153
*ING Oppenheimer Global Portfolio – Initial Class	38,411 units	**	652,586
*ING Oppenheimer Strategic Income Portfolio – Initial Class	40,503 units	**	445,763
*ING T. Rowe Price Diversified MidCap Growth Portfolio – Initial Class	35,934 units	**	489,222
*ING Van Kampen Equity & Income Portfolio – Initial Class	38,855 units	**	529,471
*ING American Century Select Portfolio – Initial Class	22,251 units	**	223,845
Pioneer Equity Income VCT Portfolio – Class I	21,402 units	**	313,838
Common Stock:			
*First Security Group, Inc	500,000 shares	5,562,140	5,765,000
TOTAL INVESTMENTS			$ 11,773,364

*A party-in-interest as defined by ERISA.
**Cost omitted for participant directed investments.

The above information has been certified by ING Life Insurance and Annuity Company, the custodian, as complete and accurate, except for the First Security Group holdings, which is not held by ING.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
Schedule H, Part IV, Line 4(j) to Form 5500

For the Year Ended December 31, 2006

Employer Identification Number: 58-2461486 **Plan Number: 001**

(a) Identity Of Party Involved	(b) Description Of Asset (Including Interest Rate And Maturity In Case Of A Loan)	(c) Purchase Price	(d) Selling Price	(e) Expense Incurred With Trans-Action	(f) Cost Of Asset	(g) Current Value Of Asset On Transaction Date	(h) Net Gain (Loss)
Category (i) - Single transactions in excess of 5% of plan assets							
*First Security Group, Inc.	Principal payment on Loan, 6.25% interest, fully amortized, maturity December 31, 2019	$ 607,196	-	$ 211,007	-	-	-
*First Security Group, Inc.	Allocation of 47,547 shares of First Security Group, Inc. common stock	$ 548,217	-	-	-	$ 548,217	-
Category (iii) – Series of transactions in excess of 5% of plan assets							
*First Security Group, Inc.	Purchase of 490,500 shares of First Security Group, Inc. common stock	$ 5,470,289	-	-	$ 5,470,289	$ 5,470,289	-
*First Security Group, Inc.	Draw on note payable for the purchase of 490,500 shares of First Security Group, Inc. common stock	$ 5,470,289	-	-	$ 5,470,289	$ 5,470,289	-

* A party-in-interest as defined by ERISA.

REQUIRED INFORMATION

Financial Statements

4. In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2006 and 2005 are presented on pages 2 through 9.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description
23.1	Consent of Joseph Decosimo and Company, PLLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: July 18, 2008

By: **FSGBank, N.A., as trustee**

By: ______________________

Rodger B. Holley
CEO and Chairman

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Exhibit Index

Exhibit No.	Description
23.1	Consent of Joseph Decosimo and Company, PLLC.

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File Number 333-139736) and in the related prospectus, of our report, dated October 12, 2007, relating to the financial statements of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2006.

Joseph Decosimo and Company, PLLC

JOSEPH DECOSIMO AND COMPANY, PLLC

Chattanooga, Tennessee
July 18, 2008

END